# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bleichroeder Acquisition Corp. III, CIK 0002128045
CUSIP: G1170M106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 1345 Avenue of the Americas, Floor 47, New York, New York (NY), 10105
Date of event which requires filing of this statement: 07/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002128044

## Reporting persons
- Bleichroeder Sponsor 3 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,500,000; sole dispositive power 0; shared dispositive power 11,500,000; aggregate amount beneficially owned 11,500,000 (25% of the class)
  Comment: (1) The shares reported above are Class B Ordinary Shares (as defined herein) that are convertible into Class A Ordinary Shares (as defined herein) on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-296923).
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,500,000; sole dispositive power 0; shared dispositive power 11,500,000; aggregate amount beneficially owned 11,500,000 (25% of the class)
  Comment: (1) The shares reported above are Class B Ordinary Shares that are convertible into Class A Ordinary Shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-296923).
- Michel Combes: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 11,500,000; sole dispositive power 0; shared dispositive power 11,500,000; aggregate amount beneficially owned 11,500,000 (25% of the class)
  Comment: (1) The shares reported above are Class B Ordinary Shares that are convertible into Class A Ordinary Shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-296923).

## Item 1. Issuer
Name of issuer: Bleichroeder Acquisition Corp. III
Address of issuer's principal executive offices: 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of:

(i) Bleichroeder Sponsor 3 LLC, a Delaware limited liability company (the "Sponsor"), which is the holder of record of 11,500,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the "Class B Ordinary Shares") that are convertible into Class A ordinary shares, $0.0001 par value per share, of the Issuer ("Class A Ordinary Shares") on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-296923);

(ii) Andrew Gundlach, the Executive Chairman of the Board of Directors, of the Issuer and a managing member of the Sponsor; and

(iii) Michel Combes, one of the Issuer's Co-Founders and a managing member of the Sponsor,

(collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is c/o Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Gundlach is a citizen of the United States. Mr. Combes is a citizen of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See the response to row 9 of the Cover Page for each Reporting Person. Excludes 5,000,000 Class A Ordinary Shares issuable upon exercise of private placement warrants, held by the Sponsor, each exercisable to purchase one Class A Ordinary Share at $11.50 per share subject to adjustment, which are not exercisable within 60 days.

Mr. Combes and Mr. Gundlach are the managing members of the Sponsor and hold voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor. As such, each of Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Percent of class:
See the response to row 11 of the Cover Page for each Reporting Person. Based on 46,000,000 ordinary shares of the Issuer, including 34,500,000 Class A Ordinary Shares and 11,500,000 Class B ordinary shares, $0.0001 par value, of the Issuer, outstanding upon the closing of the Issuer's initial public offering on July 8, 2026, as reported by the Issuer in its Form S-1, filed by the Issuer with the Securities and Exchange Commission on June 18, 2026.

Mr. Combes and Mr. Gundlach are the managing members of the Sponsor and hold voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor. As such, Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Sole power to vote or to direct the vote: See the response to row 5 of the Cover Page for each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the Cover Page for each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the Cover Page for each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the Cover Page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 - Joint Filing Agreement, July 14, 2026.

## Signatures
- Bleichroeder Sponsor 3 LLC: /s/ Andrew Gundlach, Andrew Gundlach/Managing Member (07/14/2026)
- Andrew Gundlach: /s/ Andrew Gundlach, Andrew Gundlach (07/14/2026)
- Michel Combes: /s/ Michel Combes, Michel Combes (07/14/2026)